UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2025

GROUNDFLOOR REAL ESTATE 1, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12196

Georgia	81-4730288
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree St. NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

LIMITED RECOURSE OBLIGATIONS
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor REAL ESTATE 1, LLC.

form 1-SA

Semiannual Period Ending June 30, 2025

September 30, 2025

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated November 15, 2019 and qualified November 27, 2019. Please see this filing on EDGAR.

Summary Financial Information

The unaudited Condensed Statements of Operations data set forth below with respect to the six months ended June 30, 2025 and June 30, 2024, are derived from, and are qualified by reference to, the unaudited Condensed Financial Statements and should be read in conjunction with those unaudited Condensed Financial Statements and Notes thereto.

GRE 1

Six Months Ended June 30, 2025 and 2024

Results of Operations

Summary Financial Information

The statements of operations data for Groundfloor Real Estate 1, LLC (“Company”) set forth below with respect to the six months ended June 30, 2025 and June 30, 2024 are derived from, and are qualified by reference to, the unaudited Condensed Financial Statements and should be read in conjunction with those unaudited Condensed Financial Statements and notes thereto, as well as the unaudited Condensed Consolidated Financial Statements and notes thereto for Groundfloor Finance, Inc. (“Groundfloor”, “Parent”), our parent and sole member and manager.

	Six Months Ended June 30,
	2024	2023
Net interest income:
Net interest income	$-	$-
Net revenue	-	-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	46,596	24,181
Total operating expenses	46,596	24,181
Loss from operations	(46,596)	(24,181)
Net loss	$(46,596)	$(24,181)

In our audited financial statements for the year ended December 31, 2024, our auditors expressed in their opinion substantial doubt about our ability to continue as a going concern. Since the inception of Groundfloor Real Estate 1, LLC and our parent company Groundfloor Finance, Inc., the Company has financed its operations through debt and equity financings. The Company intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Net Revenue

Net revenue for the six months ended June 30, 2025 and 2024 was $0 and $0, respectively. The Company serviced 43 and 156 developer loans during the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, all loans are in nonaccrual status.

General and Administrative Expense

General and administrative expense for the six months ended June 30, 2025 and 2024 was $46,596 and $24,181, respectively. General and administrative expenses consist primarily of management fees charged by Groundfloor in reimbursement of legal, regulatory, and other general costs paid by Groundfloor on the Company’s behalf.

Net Loss

Net loss for the six months ended June 30, 2025 and 2024 was $46,596 and $24,181, respectively.

Liquidity and Capital Resources

The unaudited Condensed Financial Statements included herein have been prepared assuming that the Company will continue as a going concern. The unaudited Condensed Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

The Company has member’s equity as of June 30, 2025 of $499,202 and member’s deficit as of December 31, 2024 of $193,207, respectively. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund its current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	Unaudited
	Six Months Ended June 30,
	2024	2023
Operating activities	$-	$-
Investing activities	1,019,690	4,595,396
Financing activities	(1,181,090)	(6,339,330)
Net increase (decrease) in cash and restricted cash	$(161,400)	$(1,743,934)

Net cash provided by operating activities for the six months ended June 30, 2025 and 2024 was $0 and $0, respectively. Net cash used in operating activities includes legal, regulatory, and other general costs.

Net cash provided by investing activities for the six months ended June 30, 2025 and 2024 was $1.0 million and $4.6 million, respectively. Net cash provided by investing activities primarily represents proceeds disbursed to purchase loans to developers offset by repayments of loans to developers and proceeds from sales of properties held for sale.

Net cash used in financing activities for the six months ended June 30, 2025 and 2024 was $1.2 million and $6.3 million, respectively. Net cash used in financing activities primarily represents proceeds from the issuance of limited recourse obligations (“LROs”) to investors through the Groundfloor Platform offset by repayments of LROs to investors.

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Financial Statements (Unaudited)

As of June 30, 2025 and 2024

and for the six-month periods ended June 30, 2025 and 2024

GROUNDFLOOR REAL ESTATE 1, LLC

Table of Contents

Condensed Financial Statements (unaudited)

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Balance Sheets (Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Restricted cash	$1,261,128	$1,422,528
Loans to developers	3,163,494	4,820,513
Allowance on loans to developers	(154,559)	(417,621)
Interest receivable on loans to developers	585,016	748,045
Related party receivable	499,302	545,899
Other real estate owned	4,378,792	3,675,820
Total current assets	9,733,173	10,249,285
Total assets	$9,733,173	$10,249,285
Liabilities and Member’s Deficit
Current liabilities:
Accrued interest on limited recourse obligations	$585,015	$748,045
Limited recourse obligations	9,983,110	11,164,200
Allowance on limited recourse obligations	(1,334,254)	(1,662,960)
Total current liabilities	9,233,871	9,703,387
Total liabilities	9,233,871	9,703,387

Member’s equity:
Member’s capital	100	100
Member’s equity	499,202	545,799
Total member’s equity	499,302	545,899
Total liabilities and member’s equity	$9,733,173	$10,249,285

See accompanying notes to condensed financial statements.

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Operations (Unaudited)

	Six Months Ended June 30,
	2025	2024
Net revenue
Net interest income	$-	$-
Net revenue	-	-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	46,596	24,181
Total operating expenses	46,596	24,181
Income from operations	(46,596)	(24,181)
Net income	$(46,596)	$(24,181)

See accompanying notes to condensed financial statements.

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Member’s Equity (Unaudited)

	Member’s	Member’s	Total
	Contribution	Equity	Member’s Equity
Member’s equity as of December 31, 2024	$100	$545,799	$545,899
Net income (loss)	-	(46,596)	(46,596)
Member’s equity as of June 30, 2025	$100	$499,202	$499,202

	Member’s	Member’s	Total
	Contribution	Deficit	Member’s Deficit
Member’s deficit as of December 31, 2023	$100	$(169,026)	$(168,926)
Net income (loss)	-	(24,181)	(24,181)
Member’s deficit as of June 30, 2024	$100	$(193,207)	$(193,107)

See accompanying notes to condensed financial statements.

GROUNDFLOOR REAL ESTATE 1, LLC

Condensed Statements of Cash Flows (Unaudited)

	Six Months Ending June 30,
	2025	2024
Cash flows from operating activities
Net income	$(46,596)	$(24,181)
Changes in operating assets and liabilities:
Related party payable	46,596	24,181
Interest receivable on loans to developers	163,029	713,194
Accrued interest on limited recourse obligations	(163,029)	(713,194)
Net cash provided by (used in) operating activities	-	-
Cash flows from investing activities
Loan payments to developers	-	-
Repayments of loans from developers	369,805	1,582,924
Proceeds from sale of other real estate held for sale	649,885	3,012,472
Net cash flows provided by (used in) investing activities	1,019,690	4,595,396
Cash flows from financing activities
Proceeds from limited recourse obligations	-	-
Repayments of limited recourse obligations	(1,181,090)	(6,339,330)
Net cash flows provided by (used in) financing activities	(1,181,090)	(6,339,330)
Net (decrease) increase in cash and restricted cash	(161,400)	(1,743,934)
Cash and restricted cash as of beginning of the year	1,422,528	4,470,790
Cash and restricted cash as of end of the year	$1,261,128	$2,726,856

Supplemental disclosure of noncash investing and financing activities:
Loans to developers transferred to other real estate owned	$1,695,689	$4,051,860
Write-down of interest receivable on loans to developers and accrued interest on limited recourse obligations	157,262	713,194
Decrease in allowance for loans to developers	263,062	454,404
Decrease in fair value of other real estate owned	65,643	85,087

See accompanying notes to condensed financial statements

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Groundfloor Real Estate 1, LLC (“Company”) is a Georgia limited liability company formed on December 16, 2016. The Company is a wholly-owned subsidiary of Groundfloor Finance Inc. (“Groundfloor” or “Parent”), a Georgia corporation.

Description of Business

Groundfloor has developed an online investment platform designed to crowdsource financing for real estate development projects, which Groundfloor utilizes to provide investment opportunities to investors. With this online investment platform, investors are able to choose between multiple real estate development investment opportunities, and developers of the projects are able to obtain financing. Groundfloor believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors. Groundfloor will identify which loans it seeks to originate and will sell limited recourse obligations (“LROs”) which correspond to those loans. Groundfloor’s primary business is the sale of LROs and the Company’s primary purpose is the servicing of loans to developers which correspond to those LROs.

Basis of Accounting and Liquidity

The Company’s Condensed Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

These Condensed Financial Statements are condensed in their disclosures and intended to be read in conjunction with the Company’s audited Financial Statements for the year ended December 31, 2024.

Certain reclassifications have been made to the prior year presentation to conform to the current period presentation in the Condensed Financial Statements. These reclassifications were not material to the financial statements.

Operations since inception have consisted primarily of organizing the Company. The accompanying condensed financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has earned revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

Management intends to fund operations by capital obtained from Groundfloor. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Groundfloor. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

The Condensed Financial Statements do not include any adjustments that might result from the outcome of uncertainties described in the condensed financial statements. In addition, the condensed financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

Use of Estimates

The preparation of Condensed Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Financial Statements and the reported amounts of revenues and expenses during the reporting periods. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ from those estimates and assumptions.

Loans to Developers and Limited Recourse Obligations

“Loans to developers, net” and the corresponding “Limited recourse obligations, net”, used to fund the Loans are originally recorded at outstanding principal. The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs.

The Company’s obligation to pay principal and interest on an LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company’s lien may be senior or junior to the borrower’s other financing obligations. The Company is not responsible for repaying “Limited recourse obligations, net” associated with uncollectable “Loans to developers, net”. Amounts collected related to a Loan default are returned to the investors based on their pro rata portion of the corresponding LROs, if applicable, less collection costs incurred by the Company.

Loans and corresponding LROs are recorded on the Company’s Condensed Balance Sheets to “Loans to developers, net” and “Limited recourse obligations, net”, respectively, once the Loans have closed. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

Net Interest Income

The Company recognizes “Net interest income” as the amount of interest income earned on loans to developers, net of the interest expense incurred on corresponding LROs (if issued by Groundfloor Real Estate 1, LLC) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these Condensed Financial Statements, “Limited recourse obligations, net” refers to LROs. LROs are the Company’s currently registered securities.

For the periods presented in the Company’s Condensed Statement of Operations, the components of net interest income were as follows:

	Six Months Ended June 30,
	2025	2024
Net interest income:
Interest income	$(157,262)	$(255,494)
Interest expense	157,262	255,494
Net interest income	-	-

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers, net” and corresponding “Limited recourse obligations, net” is discontinued when, in management’s opinion, the collection of the interest income is less than probable. A Loan is placed in nonaccrual status and “Interest income” on the “Loans to developers, net” and “Interest expense” on the corresponding “Limited recourse obligations, net” are discontinued at the time the Loan is 180 days delinquent, unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 180 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

The “Loans to developers, net” and corresponding “Limited recourse obligations, net” are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for “Loans to developers, net” and “Limited recourse obligations, net” is reversed against “Interest income” and “Interest expense”, respectively.

Allowance for Current Expected Credit Losses

The Company records an allowance for credit losses in accordance with the current expected credit loss (“CECL”) Standard on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the US residential housing market, (iii) future expectations of the US residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to “Note 2 – Loans to Developers and Allowance for Expected Credit Losses” for further information regarding the CECL allowance.

Payments to holders of LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will increase or decrease the expected future payments to be made for the associated LROs. The allowance calculated for Loans is accordingly applied as an adjustment to the allowance for LROs, to reflect the expected payment to be made to investors. The allowance for expected credit losses on “Loans to developers” is presented separately on the Company’s Condensed Balance Sheet as “Allowance for loans to developers” and has a balance of $391,194 and $845,598 as of June 30, 2024 and December 31, 2023, respectively. The allowance for “Limited recourse obligations” is presented separately on the Company’s Condensed Balance Sheet as “Allowance for limited recourse obligations” and has a balance of $2,385,378 and $2,754,695 as of June 30, 2024 and December 31, 2023, respectively.

Refer to Note 2 for further discussion regarding the calculation of the allowance for credit losses.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

Recent Accounting Pronouncements

The Company has evaluated the recent pronouncements issued since filing its annual audited Condensed Financial Statements for the year ended December 31, 2023, and believes that none of them have a material effect on the Company’s Condensed Financial Statements.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

NOTE 2:	LOANS TO DEVELOPERS AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company purchases notes that provide financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations costing between $30,000 and $2,000,000 six to twenty-four months.

The following table presents the carrying amount of “Loans to developers, net” by performance state as of June 30, 2025, and December 31, 2024, respectively:

	June 30,	December 31,
	2025	2024
Loan Performance State:
Current	$-	$-
Workout	-	-
Fundamental Default	3,163,494	4,820,513
Amortized Cost	$3,163,494	$4,820,513
Less: Allowance for loan losses	(154,559)	(417,621)
Carrying amount	$3,008,936	$4,402,892

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The following tables present analyses of the allowance for loan losses for the six months ended June 30, 2025 and 2024, respectively:

Balance
Allowance for loan losses, December 31, 2024	$417,621
Loan allowance charged off	(263,062)
Provision for losses	-
Recoveries	-
Allowance for loan losses, June 30, 2025	$154,559

Balance
Allowance for loan losses, December 31, 2023	$845,598
Loan allowance charged off	(427,977)
Provision for losses	-
Recoveries	-
Allowance for loan losses, December 31, 2024	$417,621

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company’s application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination based on an assessment of each project and the proposed terms of the underlying loan., which reflect the overall risk of the Loan.

The relevant factors assessed by the Company’s proprietary grading algorithm include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location. These indicators take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower and correlate with how well management believes the loan will perform.

The following tables present “Loans to developers” carrying amount of our loan portfolio by portfolio segment and vintage of origination as of June 30, 2025 and December 31, 2024:

	Year Originated
	2025	2024	2023	2022	2021	Total
Loan grades:
A	$-	$-	$-	$-	$378,723	$378,723
B	-	-	-	-	405,740	405,740
C	-	-	-	196,186	1,562,395	1,758,581
D	-	-	-	413,670	206,780	620,450
E	-	-	-	-	-	-
Amortized Cost	$-	$-	$-	$609,856	$2,553,638	$3,163,494
Less: Allowance for loan losses						(154,559)
Carrying Amount as of June 30, 2025						$3,008,935

	Year Originated
	2024	2023	2022	2021	Total
Loan grades:
A	$-	$-	$-	$566,154	$566,154
B	-	-	-	634,800	634,800
C	-	-	599,996	1,865,454	2,465,450
D	-	-	633,481	520,628	1,154,109
E	-	-	-	-	-
Amortized Cost	$-	$-	$1,233,477	$3,587,036	$4,820,513
Less: Allowance for loan losses					(417,621)
Carrying Amount as of December 31, 2024					$4,402,892

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs.

All credit quality indicators were updated as of June 30, 2025 and December 31, 2024.

The following tables present “Loans to developers” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of June 30, 2025 and December 31, 2024:

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

	Year Originated
	2025	2024	2023	2022	2021	Total
Loan performance state:
Current	$-	$-	$-	$-	$-	$-
Workout	-	-	-	-	-	-
Fundamental Default	-	-	-	609,856	2,553,638	3,163,494
Amortized Cost	$-	$-	$-	$609,856	$2,553,638	$3,163,494
Less: Allowance for loan losses						(154,559)
Carrying Amount as of June 30, 2025						$3,008,936

	Year Originated
	2024	2023	2022	2021	Total
Loan grades:
Current	$-	$-	$-	$-	$-
Workout	-	-	-	-	-
Fundamental Default	-	-	1,233,477	3,587,036	4,820,513
Amortized Cost	$-	$-	$1,233,477	$3,587,036	$4,820,513
Less: Allowance for loan losses					(417,621)
Carrying Amount as of December 31, 2024					$4,402,892

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income is less than probable. Loans placed in nonaccrual status stop accruing interest and, if collectability of interest is sufficiently doubtful, “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense.” Interest payments collected on Loans that are in nonaccrual status is applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of June 30, 2025 and December 31, 2024, the Company had Loans with an amortized cost basis of $3,163,494 and $4,820,513 recorded to “Loans to developers” on nonaccrual status, respectively.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

The following tables present an aging analysis of past due Loans as of June 30, 2025 and December 31, 2024:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$-	$-	$-
Less than 90 days past due	-	-	-
More than 90 days past due	3,163,494	154,559	3,008,963
Total as of June 30, 2025	$3,163,494	154,559	3,008,963

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$-	$-	$--
Less than 90 days past due	-	-	-
More than 90 days past due	4,820,513	417,621	4,402,892
Total as of December 31, 2024	$4,820,513	$417,621	$4,402,892

The following is a summary of information pertaining to nonaccrual loans as of June 30, 2024 and December 31, 2023:

	June 30,	December 31,
	2025	2024
Nonaccrual loans	$3,163,494	$4,820,513

Interest income recognized on nonaccrual loans	$-	$404,635

NOTE 3:	OTHER REAL ESTATE OWNED

“Other real estate owned” in the Company’s Balance Sheet was $4,378,792 and $3,675,820 at June 30, 2025 and December 31, 2024, respectively. During the six months ended June 30, 2025 and June 30, 2024, the Company transferred $1,695,689 and $4,051,860 from “Loans to developers” to “Other real estate owned”, respectively. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Condensed Statements of Operation from this transfer.

NOTE 4:	RELATED PARTY ARRANGEMENTS

Groundfloor Finance Inc.

Groundfloor will receive fees and compensation in connection with the filing of the Company’s offering circular, and the servicing and sale of the Company’s LROs.

The Company will also reimburse Groundfloor for actual expenses incurred on behalf of the Company in connection with the servicing of a Loan, to the extent not reimbursed by the borrower. The Company will reimburse Groundfloor for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include Groundfloor’s overhead, employee costs borne by Groundfloor, utilities or technology costs. For the six months ended June 30, 2025 and 2024, Groundfloor incurred $46,596 and $24,181 of costs on the Company’s behalf.

Groundfloor may close and fund a Loan prior to it being acquired by the Company. The ability to warehouse Loans allows us the flexibility to deploy the offering proceeds as funds are raised. The Company then will acquire such LROs at a price equal to the fair market value of the Loan (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of purchase.

GROUNDFLOOR REAL ESTATE 1, LLC

Notes to the Condensed Financial Statements (Unaudited)

NOTE 5:	SUBSEQUENT EVENTS

Subsequent events were evaluated through September 30, 2025, the date the Condensed Financial Statements were available to be issued. Based on this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the Condensed Financial Statements.

EXHIBITS

Exhibit Index

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
1.1	Agreement dated February 14, 2020, by and between Groundfloor Finance Inc. and SI Securities, LLC		1-A	024-11188	1.1	April 3, 2020

2.1	Form of Groundfloor Finance Inc. Third Amended and Restated Articles of Incorporation		1-A/A	024-11188	2.1	June 8, 2020

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Preferred Stock Voting Agreement		1-A/A	024-10758	3.2	February 7, 2018

3.3	Common Stock Voting Agreement		1-A/A	024-10758	3.3	February 7, 2018

3.4	Common Stock Subscription Agreement		1-A/A	024-10758	3.4	February 7, 2018

4.1	Form of Series B Stock Subscription Agreement		1-A/A	024-11188	4.1	June 8, 2020

4.2	Form of Series B Stock Investors’ Rights Agreement		1-A/A	024-11188	4.2	June 8, 2020

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended		1-A POS	024-10496	6.10	October 18, 2017

6.11	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.11	February 7, 2018

6.12	Servicing Agreement with Harvest Residential Loan Acquisition, LLC		1-A POS	024-10758	6.12	February 7, 2018

6.13	Amended and Restated Credit Agreement, dated April 4, 2018 by and among Groundfloor Holdings GA, LLC and ACM Alamosa DA LLC		1-A/A	024-11188	6.13	June 15, 2020

8.1	Escrow Agreement by and among Groundfloor Finance Inc., SI Securities, LLC, and The Bryn Mawr Trust Company of Delaware		1-A/A	024-11188	8.1	June 8, 2020

10.1	Power of attorney		1-A/A	024-11188	10.1	June 15, 2020

11.1	Consent of Cherry Bekaert LLP		1-K	24R-00260	11.1	March 31, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 30, 2025.

GROUNDFLOOR FINANCE INC. for GROUNDFLOOR REAL ESTATE 1, LLC

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)
Nick Bhargava

*	Director
Sergei Kouzmine

*	Director
Bruce Boehm

*	Director
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact